Exhibit 99.1

  Tremor International Reports Results for the Three and Nine Months Ended September 30, 2023

Achieved 18% year-over-year Contribution ex-TAC growth in Q3 2023, driven by a 23% increase in programmatic revenue

Nexxen Discovery, Cross-Platform-Planner, enhanced enterprise DSP, and fast-scaling VIDAA ACR data footprint in U.S. and U.K. generating significant multi-solution partnership interest and opportunities and opening additional revenue channels with new and existing customers

Recent senior sales and marketing hires driving enhanced stability and greater expertise, strongly positioning the Company for accelerated future Contribution ex-TAC growth and improved profitability as the rebrand to Nexxen continues to generate further traction with customers and industry partners

NEW YORK, November 22, 2023 -- Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in data-driven video and Connected TV (“CTV”) advertising technology, offering a unified platform that enables advertisers to optimize campaigns and media companies to maximize inventory yield, announced today its financial and operating results for the three and nine months ended September 30, 2023. The Company’s financial results for the three and nine months ended September 30, 2023, reflect the combined performance of Tremor International and Amobee, while comparative figures for the three and nine months ended September 30, 2022 include Amobee contribution from September 12, 2022 through September 30, 2022.

Financial Summary

•
Contribution ex-TAC: Generated Contribution ex-TAC of $76.6 million and $223.7 million for the three and nine months ended September 30, 2023, respectively, compared to $64.9 million and $206.7 million for the three and nine months ended September 30, 2022, reflecting year-over-year increases of 18% and 8%, respectively. Growth was driven by significantly increased programmatic revenue following the completed integration of Amobee, despite challenging macroeconomic conditions continuing to drive cautiousness in the advertising demand environment. Notably, the Company has not experienced material negative impacts on its Contribution ex-TAC, business activities, or operations as a result of the October 7th terrorist attack on Israel, or ongoing conflict. The overwhelming majority of the Company’s Contribution ex-TAC (over 85%) is generated in the United States, where the largest base of its employees are located.

•
Programmatic Revenue: Expanded programmatic revenue to $74.2 million and $213.0 million for the three and nine months ended September 30, 2023, respectively, compared to $60.1 million and $179.9 million for the three and nine months ended September 30, 2022, reflecting year-over-year increases of 23% and 18%, respectively. Increases were driven by the Company’s strategic focus on programmatic activities and the completed integration of Amobee, which featured a strong programmatic revenue footprint.

•
CTV Revenue: Generated CTV revenue of $19.6 million in Q3 2023, reflecting a 21% decrease compared to $24.7 million in Q3 2022. The Company generated CTV revenue of $65.6 million for the nine months ended September 30, 2023, reflecting a 2% increase compared to $64.1 million for the nine months ended September 30, 2022. CTV revenue in Q3 2023 was negatively impacted by reduced CTV advertising demand early in the quarter, particularly in July, as challenging macroeconomic conditions drove softness in managed service and caused customers to temporarily shift spending from CTV into lower-cost mobile and desktop options, as well as display. While CTV advertising conditions have stabilized compared to July 2023, the Company expects its customers will continue to favor its lower-cost solutions due to ongoing market headwinds and continued macroeconomic uncertainty through at least the remainder of 2023.

•
CTV and Programmatic Revenue Percentages: CTV revenue during the three and nine months ended September 30, 2023 reflected 26% and 31% of programmatic revenue, respectively, compared to 41% and 36%, for the same prior year periods, attributable to a significant increase in programmatic revenue. Programmatic revenue increased to 93% and 90% of revenue for the three and nine months ended September 30, 2023, respectively, compared to 85% and 79% of revenue for the same prior year periods.

•
Adjusted EBITDA: Generated Adjusted EBITDA of $21.3 million and $51.2 million for the three and nine months ended September 30, 2023, respectively, compared to $30.1 million and $108.0 million during the three and nine months ended September 30, 2022, respectively. Year-over-year decreases were attributable to the integration of Amobee, which generated significant losses when first acquired, as well as a weaker comparative advertising demand environment earlier in 2023.

•
Adjusted EBITDA Margins: Achieved a 28% Adjusted EBITDA Margin on a Contribution ex-TAC basis, and 27% on a revenue basis, for the three months ended September 30, 2023, compared to 46% on a Contribution ex-TAC basis, and 43% on a revenue basis for the three months ended September 30, 2022. The Company also achieved an Adjusted EBITDA Margin of 23% on a Contribution ex-TAC basis, and 22% on a revenue basis, for the nine months ended September 30, 2023, compared to 52% on a Contribution ex-TAC basis, and 47% on a revenue basis for the nine months ended September 30, 2022. The Company expects to increase Adjusted EBITDA Margins over time, particularly as macroeconomic and advertising demand conditions improve, as the Company’s operating model provides strong and increasing degrees of operating leverage.

•
Video Revenue: Video revenue continued to represent the majority of the Company’s programmatic revenue at approximately 66% and 70% for the three and nine months ended September 30, 2023, respectively, compared to 93% for the same prior year periods. Year-over-year decreases were attributable to significantly increased programmatic revenue, the addition of Amobee, which featured a strong display revenue base, as well as declines in video revenue driven by challenging market conditions. The Company expects to increase video revenue over time by attracting new customers and through cross-selling opportunities created by the Amobee acquisition, particularly as advertising conditions and demand for the Company’s CTV solutions improve.

•
Liquidity Resources: As of September 30, 2023, the Company had net cash of $98.9 million, consisting of cash and cash equivalents of $199.1 million, offset by approximately $100.0 million in principal long-term debt and $0.2 million of capital leases (consisting entirely of the Company’s server leases), as well as $80 million undrawn on its revolving credit facility. The Company intends to prioritize using its cash resources in the near-term for internal growth initiatives, supporting ongoing business needs, and potential future share repurchase programs. Notably, the Company’s Board of Directors intends to authorize the repurchase of up to $20 million of its Ordinary shares, pending approval by the Israeli court. The Company’s Board of Directors also indicates that, should the Company’s Ordinary shares continue to trade at prices that the Company believes reflect discounted valuation levels, and if the Company remains cash generative in the future, it would consider launching additional future share repurchase programs following the completion of the potential new $20 million Ordinary share repurchase program, to capitalize on what the Company believes reflects a discounted valuation opportunity in its shares that can generate long-term value for its shareholders. Over the intermediate- and long-term the Company will also consider leveraging its cash resources for future potential strategic investments, initiatives, and acquisitions.

“Our teams and significantly enhanced platform continued to generate strong momentum following the completed integration of Amobee. We were also very pleased to further strengthen our organization through several key sales and marketing team hires, including a new Chief Marketing Officer with significant product marketing expertise, that we are confident will contribute to accelerated long-term programmatic, enterprise, CTV, and video revenue growth, as well as greater demand across our product ecosystem,” said Ofer Druker, Chief Executive Officer at Tremor International. “Our innovative recently added tech and data solutions, including Nexxen Discovery and our Cross-Platform Planner, alongside the fast-growing scale of our global ACR data footprint through VIDAA, and rebrand to Nexxen, have collectively resulted in notable increased interest from major advertisers, agencies, and TV players, opening doors to significant partnership opportunities and additional revenue channels with new and existing customers.”

Mr. Druker added, “While the advertising industry’s recovery remains uneven as headwinds persist, our diversified model, highlighted by the ability to provide a variety of differentiated and comprehensive solutions to both sides of the ecosystem, and seamlessness across linear and CTV advertising, enables durability and strategic flexibility to quickly react to, and best capitalize on, evolving industry trends and market dynamics. Our platform offers a great value proposition and features advanced tools and data that we believe drive better returns and greater efficiency for customers, positioning us to attract new partners and higher levels of spending now, and in the future TV advertising ecosystem. We continue to have unwavering confidence in our long-term competitive positioning and strategy, and believe that as macroeconomic conditions improve, and as CTV advertising demand expands, we are very well-placed to generate Contribution ex-TAC growth, significantly improve profitability, achieve outsized market share gains, and further our Ad Tech leadership position.”

Operational Highlights

•	Recently added technology and data solutions, including Nexxen Discovery and Cross-Platform Planner, driving increased partnership interest and expanded relationships with customers
o	First-to-market Cross-Platform Planner (linear TV and CTV) generating early adoption by major industry partners including A+E Networks, FOX Corp and TelevisaUnivision.
o
H/L expanded its product relationship with Nexxen beyond the Company’s enterprise DSP to include additional solutions such as Nexxen Discovery, automatic content recognition (“ACR”) data through VIDAA, and the Company’s cross-channel technology.

•
Strengthened sales and marketing team through several important hires, further bolstering expertise across advertising ecosystem, and strongly positioning the Company to accelerate future growth within its core strategic focuses

o
Substantially increased sales and marketing team expertise through the addition of new Chief Marketing Officer, Ben Kaplan, who brings significant product marketing experience and who has led teams across major tech and media companies including Meredith Corporation, X (formerly known as Twitter), and most recently Pubmatic, as well as Vice President of Enterprise Sales, Ariel Deitz, most recently with Amazon Ads.

o
Successfully filled several key sales team vacancies in major metro areas including New York and Los Angeles, providing critical depth in pivotal growth regions, and reinforcing the ability to grow demand for the Company’s enterprise, programmatic, CTV, video, and data solutions over time.

•
The Company continued to grow its new advertiser customer and supply partner base and retained the overwhelming majority of major customers during the three and nine months ended September 30, 2023, while generating traction introducing its recently added solutions

o
Nexxen DSP added 113 new actively-spending first-time advertiser customers during Q3 2023 across retail, travel, and CPG verticals, as well as others, including 11 new enterprise self-service advertiser customers, highlighted by some of the world’s largest and most-recognized technology companies and apparel brands. The Company added 223 new actively-spending first-time advertiser customers for the nine months ended September 30, 2023.

o
Nexxen SSP added 109 new supply partners, including 100 in the U.S., during Q3 2023, across several verticals and formats including CTV, broadcast TV, and mobile, with notable recent momentum amongst mobile gaming publishers. The Company added 283 new supply partners in the nine months ended September 30, 2023, including 249 in the U.S.

o
Nexxen CTRL (the combined Nexxen SSP and Nexxen Ad Server), the Company’s self-service platform for publishers, saw PMP (“Private Marketplace”) revenue increase by 98% during Q3 2023 compared to Q3 2022 and by 156% for the nine months ended September 30, 2023, compared to the same prior year period.

o
Nexxen Studio continued to generate impressive growth amongst enterprise clients leveraging the Company’s creative services, highlighted by a 58% and 79% increase in demand for the three and nine months ended September 30, 2023, respectively, compared to the same prior year periods. Nexxen Studio also released a fully revamped Creative Insights suite of products during Q3 2023, including its proprietary and cutting-edge Active Attention measurement solution.

•
VIDAA’s continued growth enabled the Company to begin accelerating monetization related to its investment in VIDAA through increased demand for the Company’s scaling ACR data offering in the U.S., and the recent launch of its ACR data offering in the U.K.

o
After successfully monetizing VIDAA’s ACR data in the U.S. for CTV targeting and measurement, the Company recently launched its ACR data offering in the U.K., which it believes reflects a significant value proposition for customers in the region given the size of the Company’s audience reach in that market. The launch of the Company’s ACR data offering in the U.K. is expected to generate revenue for the Company beginning in Q4 2023 and is expected to continue to generate revenue through at least the remainder of the Company’s exclusivity period with VIDAA over the next several years.

o
The Company intends to launch its ACR data offering in Australia in Q1 2024, which is expected to generate revenue beginning in early 2024 and continue generating revenue through at least the remainder of the Company’s exclusivity period with VIDAA over the next several years.

o
The Company believes, following its ACR data offering launches in the U.S. and U.K., and through its impending launch in Australia, that it is strongly positioned to generate material and growing revenue opportunities through its VIDAA investment, which enabled global ACR data exclusivity for CTV targeting and measurement, as well as ad monetization exclusivity on VIDAA media in the U.S., U.K., Canada, and Australia, for several years.

•	Partnered with Lumen and TVision to deliver the first omnichannel Attention Measurement solution for advertisers across CTV, online video (“OLV”) and display
o
The global partnership with Lumen and TVision augments the launch of Nexxen’s full Attention Measurement offering, which spans the lifecycle of an advertiser’s campaign, from creative testing to media curation to real-time measurement and optimization, all through Nexxen’s end-to-end platform. By leveraging all elements of the offering, advertisers can plan against, activate on, and optimize for consumer attention across screens, including CTV.

o
Nexxen’s holistic Attention Measurement offering encompasses three main elements: pre-campaign planning via active attention analysis and creative optimization, provided by in-house creative agency Nexxen Studio; activation via Lumen’s Attentive Private Marketplaces (“aPMPs”), delivered for the first time by Nexxen on CTV, and measurement and reporting powered by TVision data and the Lumen Attention Measurement Dashboard.

Nexxen Rebrand Update

•
In June 2023, the Company announced that it rebranded the products and platforms within its portfolio to Nexxen to simplify and streamline the value proposition of its unified data-driven platform for its sales team, customers, and prospective customers.

•
Subject to shareholder approval at the Company’s upcoming Annual General Meeting (“AGM”) in December 2023, the Company intends to change its listed parent Company name from Tremor International Ltd. to Nexxen International Ltd.

•
The Company does not currently anticipate any changes to its Ordinary share or ADR structure in connection with the proposed parent Company name change, nor does it expect changes to the Company’s CUSIP, ISIN or SEDOL code.

•
Should shareholders approve, the Company’s Ordinary shares and ADRs will trade under the new name on both the London Stock Exchange and NASDAQ shortly thereafter, under the ticker “NEXN”. The vote results will be published on the Company’s investor relations website following the AGM.

The Company Intends to Launch a New $20 Million Ordinary Share Repurchase Program, Subject to Israeli Court Approval

•
In September 2023, the Company filed a motion with the Israeli court, seeking approval to authorize a new share repurchase program for a further $20 million of its Ordinary shares. Should the motion be approved, the Company’s Board of Directors intends to authorize the purchase of up to $20 million of its Ordinary shares on the AIM Market (the “Authority”) shortly thereafter.

•	If approved, the new share repurchase program would be financed through existing cash resources.
•
The potential new share repurchase program would follow the recent completion of two previous share repurchase programs in which the Company invested a combined $95 million in its Ordinary shares from March 1, 2022 through March 31, 2023, repurchasing roughly 19.4 million Ordinary shares, or approximately 13% of outstanding Ordinary shares.

•
Should the Company’s Ordinary shares continue to trade at prices that the Company believes reflect discounted valuation levels, and if the Company remains cash generative in the future, the Company’s Board of Directors would consider launching additional future share repurchase programs following the completion of the potential impending $20 million Ordinary share repurchase program and seek further approvals from the Israeli Court as required. The Company’s Board of Directors believes repurchasing the Company’s shares reflects a strong investment opportunity that can generate long-term value for its shareholders.

Financial Guidance

o
While management has observed some evidence of ad market stabilization, particularly since July 2023, it believes the recovery will remain uneven and that ongoing macroeconomic headwinds and uncertainty will limit advertising demand and budgets, drive continued managed service softness, and cause its customers to focus near-term spending on lower-cost solutions (such as display) through at least the remainder of 2023. As a result, Tremor International provides the following guidance:

•	Full year 2023 Contribution ex-TAC in a range of approximately $310 - $315 million
•	Full year 2023 Adjusted EBITDA in a range of approximately $80 - $85 million
•	Programmatic revenue to reflect 90% of the Company’s full year 2023 revenue

o
Management continues to believe the combination of the Company’s diversified and durable business model, focus on core strategic growth drivers, enhanced ability to drive multi-solution enterprise deals, greater stability following the completed integration of Amobee, and growing demand for its programmatic solutions and recently added products, will strongly position the Company for outsized long-term market share gains, particularly as CTV advertising demand conditions improve, and as the Company’s recently strengthened sales and marketing team continues to gain further traction.

Financial Highlights for the Three and Nine Months Ended September 30, 2023 ($ in millions, except per share amounts)

	Three months ended September 30			Nine months ended September 30
	2023	2022	%	2023	2022	%
IFRS highlights
Revenues	80.1	70.9	13%	236.1	227.6	4%
Programmatic Revenues	74.2	60.1	23%	213.0	179.9	18%
Operating Profit (loss)	(3.4)	4.1	(183%)	(26.6)	33.9	(178%)

Net Income (loss) Margin on a Gross Profit basis	(2%)	(2%)		(16%)	10%

Total Comprehensive Income (loss)	(2.6)	(5.2)	(51%)	(23.5)	6.4	(464%)
Diluted earnings (loss) per share	(0.01)	(0.01)	86%	(0.17)	0.11	(253%)

Non-IFRS highlights
Contribution ex-TAC	76.6	64.9	18%	223.7	206.7	8%

Adjusted EBITDA	21.3	30.1	(29%)	51.2	108.0	(53%)
Adjusted EBITDA Margin on a Contribution ex-TAC basis	28%	46%		23%	52%

Non-IFRS net Income	13.4	16.9	(21%)	17.8	69.6	(74%)
Non-IFRS Diluted earnings per share	0.09	0.11	(16%)	0.12	0.44	(72%)

Three and Nine Months Ended September 30, 2023 Financial Results Webcast and Conference Call Details

•	Tremor International Three and Nine Months Ended September 30, 2023 Earnings Webcast and Conference Call
•	November 22, 2023, at 6:00 AM PT, 9:00 AM ET, and 2:00 PM GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/z32ry2bb
•	Participant Dial-In Numbers:
•	US / Canada Participant Toll-Free Dial-In Number: (800) 715-9871
•	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
•	International Participant Toll-Free Dial-In Number: (646) 307-1963
•	Conference ID: 2427130

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income, and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income (Loss)," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Tremor International is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities.  Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Tremor International as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, and cash- and non-cash-based acquisition and related expenses, including amortization of acquired intangible assets, merger-related severance costs, and transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

PR Contact
Caroline Smith
VP, Communications, Nexxen
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for H2 2023, Q4 2023, full year 2023, and beyond; anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for accelerated revenue growth and continued future growth in both the US and international markets in 2023 and beyond; Tremor’s medium- to long-term prospects; management’s belief that Tremor is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s expectations with respect to Video revenue; the anticipated impact of the Company’s bolstering of its sales and marketing organization, including the impact of several new key hires; the potential negative impact of inflationary pressures, rising interest rates, geopolitical and macroeconomic uncertainty, conflict and war, recession concerns, and widespread global supply chain issues that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2023 and beyond; the Company’s plans with respect to its cash reserves; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits from the Company’s partnership with Lumen and TVision; the anticipated benefits from the Amobee acquisition; the anticipated benefits of the rebranding of the Tremor group to Nexxen, and the Company’s plans with respect thereto, as well as any other statements related to Tremor’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, and how those conditions may adversely impact Tremor’s business, customers, and the markets in which Tremor competes; changes in industry trends; the risk that Tremor will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended September 30			Nine months ended September 30
	2023	2022	%	2023	2022	%
($ in thousands)
Total comprehensive income (loss)	(2,563)	(5,205)	(51%)	(23,468)	6,442	(464%)
Foreign currency translation differences for foreign operation	1,367	4,246		(12)	11,234
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	-		(1,234)	-
Tax (benefit) expenses	(2,844)	4,458		(3,984)	14,648
Financial expense, net	617	617		2,113	1,610
Depreciation and amortization	20,316	10,159		57,238	25,516
Stock-based compensation	4,214	11,166		17,783	42,519
Acquisition related costs	171	4,685		171	5,992
Restructuring	-	-		796	-
Other expense	-	-		1,765	-
Adjusted EBITDA	21,278	30,126	(29%)	51,168	107,961	(53%)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended September 30			Nine months ended September 30
	2023	2022	%	2023	2022	%
($ in thousands)
Revenues	80,094	70,851	13%	236,077	227,553	4%
Cost of revenues (exclusive of depreciation and amortization)	(13,683)	(14,064)		(44,384)	(43,480)
Depreciation and amortization attributable to Cost of Revenues	(12,727)	(5,925)		(37,143)	(13,557)
Gross profit (IFRS)	53,684	50,862	6%	154,550	170,516	(9%)
Depreciation and amortization attributable to Cost of Revenues	12,727	5,925		37,143	13,557
Cost of revenues (exclusive of depreciation and amortization)	13,683	14,064		44,384	43,480
Performance media cost	(3,543)	5,976		(12,418)	(20,829)
Contribution ex-TAC (Non-IFRS)	76,551	64,875	18%	223,659	206,724	8%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended September 30		Nine months ended September 30
	2023	2022	%	2023	2022	%
($ in thousands)
Net Income (loss)	(1,196)	(959)	25%	(24,714)	17,676	(240%)
Acquisition related costs	171	4,685		171	5,992
Amortization of acquired intangibles	10,164	4,387		28,021	12,272
Restructuring	-	-		796	-
Stock-based compensation expense	4,214	11,166		17,783	42,519
Other expense	-	-		1,765	-
Tax effect of Non-IFRS adjustments (1)	65	(2,390)		(6,067)	(8,868)
Non-IFRS Income	13,418	16,889	(21%)	17,755	69,591	(74%)

Weighted average shares outstanding—diluted (in millions) (2)	145.5	153.3		144.6	156.5

Non-IFRS diluted Earnings Per Share (in USD)	0.09	0.11	(16%)	0.12	0.44	(72%)

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30	December 31
	2023	2022
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	199,077	217,500
Trade receivables, net	187,997	219,837
Other receivables	9,041	23,415
Current tax assets	3,469	750

TOTAL CURRENT ASSETS	399,584	461,502

Fixed assets, net	21,373	29,874
Right-of-use assets	31,863	23,122
Intangible assets, net	371,000	398,096
Deferred tax assets	17,925	18,161
Investment in shares	25,000	25,000
Other long-term assets	687	406

TOTAL NON-CURRENT ASSETS	467,848	494,659

TOTAL ASSETS	867,432	956,161

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	11,084	14,104
Trade payables	152,753	212,690
Other payables	29,863	44,355
Current tax liabilities	1,145	9,417

TOTAL CURRENT LIABILITIES	194,845	280,566

Employee benefits	241	238
Long-term lease liabilities	25,742	15,234
Long term debt	98,939	98,544
Other long-term liabilities	9,596	8,802
Deferred tax liabilities	685	1,162

TOTAL NON-CURRENT LIABILITIES	135,203	123,980

TOTAL LIABILITIES	330,048	404,546

SHAREHOLDERS’ EQUITY:
Share capital	413	413
Share premium	409,744	400,507
Other comprehensive loss	(4,555)	(5,801)
Retained earnings	131,782	156,496

TOTAL SHAREHOLDERS’ EQUITY	537,384	551,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	867,432	956,161

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022
	USD thousands		USD thousands

Revenues	236,077	227,553	80,094	70,851

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	44,384	43,480	13,683	14,064

Research and development expenses	39,652	21,818	12,576	8,237
Selling and marketing expenses	81,556	59,447	25,580	18,739
General and administrative expenses	38,067	48,461	11,362	15,536
Depreciation and amortization	57,238	25,516	20,316	10,159
Other expenses (income), net	1,765	(5,103)	-	-
Total operating costs	218,278	150,139	69,834	52,671
Operating Profit (Loss)	(26,585)	33,934	(3,423)	4,116

Financing income	(6,121)	(1,870)	(1,790)	(843)
Financing expenses	8,234	3,480	2,407	1,460

Financing expenses, net	2,113	1,610	617	617

Profit (Loss) before taxes on income	(28,698)	32,324	(4,040)	3,499

Tax benefit (expenses)	3,984	(14,648)	2,844	(4,458)

Profit (Loss) for the period	(24,714)	17,676	(1,196)	(959)

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	12	(11,234)	(1,367)	(4,246)
Foreign currency translation for subsidiary sold reclassified to profit and loss	1,234	-	-	-

Total other comprehensive income (loss)	1,246	(11,234)	(1,367)	(4,246)

Total comprehensive income (loss)	(23,468)	6,442	(2,563)	(5,205)

Earnings per share
Basic earnings (loss) per share (in USD)	(0.17)	0.12	(0.01)	(0.01)
Diluted earnings (loss) per share (in USD)	(0.17)	0.11	(0.01)	(0.01)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615
Total Comprehensive income (loss) for the period
Profit (Loss) for the period	-	-	-	(24,714)	(24,714)
Other comprehensive Income:
Foreign Currency Translation	-	-	12	-	12
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	-	1,234	-	1,234

Total comprehensive Income (loss) for the period	413	400,507	(4,555)	131,782	528,147

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(8,741)	-	-	(8,748)
Share based payments	-	17,749	-	-	17,749
Exercise of share options	7	229	-	-	236

Balance as of September 30, 2023	413	409,744	(4,555)	131,782	537,384
Balance as of January 1, 2022
Total Comprehensive income (loss) for the period	442	437,476	698	133,759	572,375
Profit for the period	-	-	-	17,676	17,676
Other comprehensive Income:
Foreign Currency Translation	-	-	(11,234)	-	(11,234)

Total comprehensive Income (loss) for the period	442	437,476	(10,536)	151,435	578,817

Transactions with owners, recognized directly in equity
Own shares acquired	(41)	(74,959)	-	-	(75,000)
Share based payments	-	39,109	-	-	39,109
Exercise of share options	17	2,059	-	-	2,076

Balance as of September 30, 2022	418	403,685	)10,536(	151,435	545,002

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30
	2023	2022
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	(24,714)	17,676
Adjustments for:
Depreciation and amortization	57,238	25,516
Net financing expense	1,889	1,537
Loss (gain) on leases change contracts	(115)	56
Share-based payment	17,783	42,519
Loss on sale of business unit	1,765	-
Tax expenses (benefit)	(3,984)	14,648

Change in trade and other receivables	43,987	41,282
Change in trade and other payables	(68,326)	(73,315)
Change in employee benefits	7	(176)
Income taxes received	269	948
Income taxes paid	(8,185)	(13,017)
Interest received	5,655	1,685
Interest paid	(6,142)	(298)
Net cash provided by operating activities	17,127	59,061

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	1,007	1,455
Leases Receipt	863	833
Acquisition of fixed assets	(2,933)	(1,011)
Acquisition and capitalization of intangible assets	(11,387)	(4,869)
Acquisition of subsidiaries, net of cash acquired	-	(199,928)
Investment in shares	-	(25,000)
Proceeds from sale of business unit	-	857
Repayment of long-term loans	24	-

Net cash used in investing activities	(12,426)	(227,663)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(8,952)	(75,000)
Proceeds from exercise of share options	236	2,076
Receipt of long-term debt, net of debt cost	-	98,977
Leases repayment	(12,575)	(7,082)
Net cash provided by (used in) financing activities	(21,291)	18,971

Net decrease in cash and cash equivalents	(16,590)	(149,631)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	217,500	367,717

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(1,833)	(6,515)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	199,077	211,571